TOUGHBUILT INDUSTIES, INC.

25371 Commercentre Drive, Suite 200

Lake Forest, CA 92630

(949) 528-3100

February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-252630

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 A.M. (EST) on Monday, February 8, 2021, or as soon thereafter as is practicable.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer